FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Pacelli, Marco

(Last) (First) (Middle)

4885 La Floresta Avenue

(Street)

Del Mar, California 92014

(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
09/20/02

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name and Ticker or Trading Symbol

Voice Mobility International Inc., VMII

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

_____ Director
_____ 10% Owner
__X__ Officer (give title below)
_____ Other (specify below)

Executive Vice President Sales

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued) **Table II – Derivative Securities Beneficially Owned (*e.g.,* puts, calls, warrants, options, convertible securities)**

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Stock Options (Right to Buy)	(1)	09/19/07	Common Stock	500,000	Cdn.$0.16	D	

Explanation of Responses:

(1) The option vests over a period of two years with ½ of the option vesting on the anniversary date of the grant and the remainder to vest in equal monthly installments for the remaining 12 months.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Marco Pacelli
**Signature of Reporting Person

11/12/2002
Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, *See* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.